Subsidiaries’ or Affiliate’s Name	Jurisdiction of Incorporation or Organization	Percentage of Ownership

Dynamic Elite International Limited (“Dynamic Elite”)	British Virgin Islands	100% by G2 Ventures, Inc.

Tianjin Junhe Enterprise Management Consulting Co., Ltd.	PRC	100% by Dynamic Elite